# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HCM III Acquisition Corp., CIK 0002069856
CUSIP: G4365E103
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 100 First Stamford Place, Suite 330, Stamford, Connecticut (CT), 06902
Date of event which requires filing of this statement: 08/04/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002069862

## Reporting persons
- HCM Investor Holdings III, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 8,433,333; shared voting power 0; sole dispositive power 8,433,333; shared dispositive power 0; aggregate amount beneficially owned 8,433,333 (25% of the class)
- Shawn Matthews: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 8,433,333; sole dispositive power 0; shared dispositive power 8,433,333; aggregate amount beneficially owned 8,433,333 (25% of the class)
  Comment: (1) See Item 4. Represents Class B ordinary shares, which will automatically convert into the Issuer's Class A ordinary shares at the time of the Issuer's initial business combination, as more fully described under the heading "Description of Securities" in the Issuer's registration statement on Form S-1 (File No. 333-287841).
  
  (2) Based on 33,733,333 ordinary shares issued and outstanding as reported in the Issuer's prospectus filed with the Securities and Exchange Commission on July 31, 2025 and assuming the conversion of all the Class B ordinary shares held by HCM Investor Holdings III, LLC.

## Item 1. Issuer
Name of issuer: HCM III Acquisition Corp.
Address of issuer's principal executive offices: 100 First Stamford Place, Suite 330 Stamford, CT 06902

## Item 2. Person Filing
Name of person filing: HCM Investor Holdings III, LLC and Shawn Matthews (the "Reporting Persons")
Address of principal business office or, if none, residence: 100 First Stamford Place, Suite 330 Stamford, CT 06902
Citizenship: HCM Investor Holdings III, LLC is a limited liability company formed under the laws of the Cayman Islands. Shawn Matthews is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.
Percent of class: As of August 4, 2025, the Reporting Persons may be deemed to beneficially own 8,433,333 of the Issuer's Class B ordinary shares, representing 25% of the total ordinary shares issued and outstanding and assuming the conversion of all the Class B ordinary shares of the Reporting Persons.
Sole power to vote or to direct the vote: The Class B ordinary shares are automatically convertible into the Issuer's Class A ordinary shares at the time of the Issuer's initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading "Description of Securities" in the Issuer's registration statement on Form S-1 (File No. 333-287841).
Shared power to vote or to direct the vote: The percentage of the Class B ordinary shares held by the Reporting Persons is based on 33,733,333 ordinary shares issued and outstanding as reported in the Issuer's prospectus filed with the Securities and Exchange Commission on July 31, 2025 and assuming the conversion of all the Class B ordinary shares held by HCM Investor Holdings III, LLC.
Sole power to dispose or to direct the disposition: HCM Investor Holdings III, LLC is the record holder of the shares reported herein.
Shared power to dispose or to direct the disposition: Shawn Matthews is the managing member of HCM Investor Holdings III, LLC. Consequently, he may be deemed the beneficial owner of the shares held by HCM Investor Holdings III, LLC and has voting and dispositive control over such securities.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- HCM Investor Holdings III, LLC: /s/ Shawn Matthews, Shawn Matthews, Managing Member (11/14/2025)
- Shawn Matthews: /s/ Shawn Matthews, Shawn Matthews (11/14/2025)